Exhibit 99.1

Immuron Progresses Discussions with Institutional Funds

Melbourne, Australia, March 13, 2018: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases, wishes to provide its shareholders with an update regarding negotiations currently being held with a large US institutional fund.

The Company’s ASX and NASDAQ securities were placed in a trading halt on Monday whilst negotiations continued with the US institutional fund. Whilst under the trading halt, Immuron has been approached by several other large US institutional funds also willing to enter negotiations with the Company surrounding a potential significant investment.

With Immuron’s interim-CEO Dr Jerry Kanellos commencing the US leg of a planned non-deal roadshow this week, and with the release of the updated corporate presentation which includes additional clinical trial results data this morning, the Board believes it is critical that the Company’s securities resume trading whilst the Board evaluates all of the alternative investment offers which it has received.

Immuron Chairman Dr Roger Aston commented:

The initial fund raising opportunity presented to the Company was certainly attractive and we felt it was prudent to explore this, but with the other alternatives now presented to us we believe it is in the best interests of the Company and its shareholders for us to evaluate all of the potential investment offers now in front of us to ensure we find the correct fit for our Company and its shareholders for the long-term.”

Immuron’s ASX and NASDAQ securities will resume trading at the first available opportunity.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the securities of Immuron Limited.

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COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.